September 23, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Antero Resources Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 30, 2013
File No. 333-189284

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2013, with respect to the Amendment No. 2 to Registration Statement on Form S-1, File No. 333-189284, filed with the Commission on August 30, 2013 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Registration Statement on Form S-1

Selected Historical Consolidated Financial Data, page 53

1.                                      We note your response to comment 10 and the revised disclosure provided in response to comment 11 in our letter dated August 16, 2013. Your revised disclosure states that realized gains or losses result from cash receipts or payments on settled derivative instruments. Because you do not designate your derivatives as accounting hedges, all mark-to-market gains or losses are recognized in your results of operations (i.e., changes in the fair value of unsettled commodity derivative instruments are recognized as an unrealized gain or loss throughout the life of the derivative instrument). With regard to settled derivative instruments, please tell us whether previously recognized unrealized gains or losses are reversed as indicated on page 61 of your filing.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that, to the extent unrealized gains or losses were recognized at the end of a previous accounting period that relate to derivative instruments that settled in a current accounting period, such previously recorded unrealized gains or losses are reversed through the mark to fair value calculation in the current accounting period. In addition, cash settlements are received or paid monthly as the derivative instruments mature and are recorded during the current accounting period and recognized in our financial statements as realized gains or losses.  We do not pay any upfront premiums or other related costs on the forward swaps that we use to implement our hedging program.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-46

Oil and Gas Reserves, page F-47

2.                                      We re-issue prior comment 24 in our letter of August 16, 2013, in part, relating to the explanation of the changes in proved reserves as disclosed in Amendment 2 to Form S-1 for the period ending December 31, 2012. Please tell us why you have determined the change in reserve quantities relating to the realization and execution of certain gas processing agreements should be classified as an extension/discovery rather than classified under another change category such as revisions to previous estimates or improved recovery. Please formulate your response based on the definitions of the change categories as set forth in FASB ASC paragraph 932-235-50-5.

RESPONSE:

We acknowledge the Staff’s comment and have revised the explanation of the changes in proved reserves for the period ending December 31, 2011 to remove the reference to the realization and execution of certain gas processing agreements. Please see page F-49.

*      *      *      *      *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Angie Kim (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Ethan Horowitz (Securities and Exchange Commission)

John Higdon (Securities and Exchange Commission)

W. Matthew Strock (Vinson & Elkins L.L.P.)

Matthew R. Pacey (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Corporation)